

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2012

Via E-mail
Michael Hill
Chief Executive Officer
Lux Digital Pictures
347 Chapala Street
Santa Barbara, CA 93101

> **Re:** **Lux Digital Pictures, Inc.**
> **Current Report on Form 8-K**
> **Filed September 7, 2012**
> **Response dated November 14, 2012**
> **File No. 333-153502**

Dear Mr. Hill:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 from our letter dated October 26, 2012, but maintain that the company was a shell company prior to the transaction with RadioLoyalty. As you note in your response, the primary purpose of the distribution of the Watchthis software by RadioLoyalty to Michael Hill and the subsequent contribution of this asset by Mr. Hill to Lux Digital was to facilitate the business combination between the company and RadioLoyalty. As a result, we believe that the Watchthis software should be considered nominal for purposes of the definition of a shell company. Please amend your Form 8-K to include the required audited financial statements of RadioLoyalty and all information that would be required in a Form 10 registration statement regarding this transaction. See Items 2.01(f), 5.01(a)(8) and 9.01(c) of Form 8-K. In your disclosure, identify the company as a former shell company and discuss the

resulting implications, including the unavailability of Rule 144 for resales of restricted securities until one year after you file current Form 10 information with the Commission.

2. We note your response to comment 3 from our letter dated October 26, 2012. We note that the predecessor to RadioLoyalty did generate income prior to its acquisition by Radio Loyalty. You have confirmed that all the revenue reflected in RadioLoyalty, Inc.'s unaudited statements of operations for the period of inception (November 30, 2011) through May 31, 2012 relates to the same source, the revenue-producing activities associated with the assets and liabilities acquired from Lenco Mobile Inc. Your analysis of the other factors in Rule 11-01(d) of Regulation S-X also includes indicators of a business acquisition, such as the hiring of Lenco employees and the continued use of the trade name. It appears that RadioLoyalty acquired a predecessor business. Please amend the filing to include audited financial statements for that predecessor business for the periods specified in Rule 8-04(b) of Regulation S-X.

3. Please tell us in detail how you recorded the acquisition of the assets, liabilities and technology purchased from Lenco and the obligation to pay compensation based on revenues generated by RadioLoyalty technology. Discuss the consideration given to the guidance in ASC 805 in evaluating whether this is a business acquisition for financial reporting. Also discuss the literature you considered in evaluating whether you should record a liability for the compensation to be paid for the purchase of the assets and liabilities.

4. Disclose in the notes to the financial statements the terms of the agreement to pay cash compensation to Lenco based on revenues generated by RadioLoyalty technology as stated in your response.

You may contact Sharon Virga, Staff Accountant, at 202-551-3385 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me, at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director